Exhibit 11.1

THOUSAND TRAILS, INC.
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Dollars and common shares in thousands)

	Six Months Ended	Six Months Ended
	December 31, 2000	December 31, 1999

BASIC:

Weighted average number of common shares outstanding	8,047	7,980

Net income allocable to common shareholders	$2,379	$2,188

Net income per common share — basic	$0.29	$0.27

DILUTED:

Weighted average number of common shares outstanding	8,047	7,980

Weighted average common stock equivalents -

Dilutive options	531	637

Weighted average number of common shares outstanding	8,578	8,617

Net income allocable to common shareholders	$2,379	$2,188

Net income per common share — diluted	$0.28	$0.25